

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 21, 2017

<u>Via E-mail</u>
Ms. Jillian C. Evanko
Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, OH 44125

      Re: Chart Industries, Inc.
              Form 10-K for the Year Ended December 31, 2016
              Filed February 23, 2017
              File No. 1-11442

Dear Ms. Evanko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 31

1.   We note that your allowance for doubtful accounts increased from $7.0 million at December 31, 2015 to $10.2 million at December 31, 2016 while your accounts receivable decreased by 22%. We also note that you disclose in your 4Q16 earnings release and earnings call that you recorded bad debt expense of approximately $5 million related to receivables in China in light of the economic environment and collection challenges as well as the commonly extended payment cycles in China. Please expand MD&A and Risk Factors in future filings to discuss all known material trends, events or uncertainty that have had or are reasonably expected to have a material impact on your

financial condition and results of operation. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction